UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 25, 2024, Cemex, S.A.B. de C.V. (“Cemex” or the “Company”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at Cemex’s Ordinary General Shareholders’ Meeting that was held on March 22, 2024.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange. In the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted at the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles), where 42,804’011,073 (forty-two billion, eight hundred four million, eleven thousand, seventy-three) shares, which are equal to approximately 98.34% (ninety-eight point thirty-four percent) of the 43,524’984,744 (forty-three billion, five hundred twenty-four million, nine hundred eighty-four thousand, seven hundred forty-four) shares with voting rights that constitute the capital stock of the Company, were represented.

In relation to the First Item on the Agenda, by majority vote in favor and with the opposing vote of 129’265,944 (one hundred twenty-nine million, two hundred sixty-five thousand, nine hundred forty-four) shares which represent approximately 0.30% (zero point thirty percent) of the votes present, the following Resolution was adopted:

FIRST: The following is approved:

a) The Chief Executive Officer’s Report regarding the Company’s performance during fiscal year 2023; the Company’s consolidated and separate Financial Statements of Financial Position, Income Statement, Cash Flow Statement, and Statement of Changes in Equity, for fiscal year 2023, together with their complementary notes; the Board of Directors’ Report on the transactions and activities in which it intervened during fiscal year 2023; the Annual Report on the activities of the Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact and Diversity Committees of the Board of Directors; the Report containing the main accounting policies and guidelines followed in the preparation of financial information, as well as the Report on the Company’s Tax Situation; and

b) The ratification of all acts and actions carried out by the Chief Executive Officer, the Board of Directors, and the Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact and Diversity Committees of the Board of Directors.

In relation to the Second Item on the Agenda, by majority vote in favor and with the opposing vote of 560,540 (five hundred sixty thousand, five hundred forty) shares which represent approximately 0.00% (zero point zero percent) of the votes present, the following Resolution was adopted:

SECOND: The following is approved:

a) The allocation of profits for the year ended December 31, 2023, including the declaration of a cash dividend, in the following terms:

(amounts in constant millions of Mexican pesos as of December 31, 2023)
Initial Retained Earnings:	$66,307
Fiscal Year 2023 Earnings:	$3,320

Earnings Subject to Distribution:	$69,627
Dividend:	$(2,027	)*

Remaining Retained Earnings:	$67,600

*

Considering USD $120 million at an exchange rate of MXN $16.8935 per USD $ 1.00 as of December 29, 2023. This amount will be adjusted to the exchange rate available two business days prior to the payment dates.

The allocation of profits includes the declaration of a cash dividend of USD $120,000,000.00 (one hundred and twenty million U.S. dollars 00/100) payable in Mexican pesos at the exchange rate determined by Banco de México (Mexico’s central bank) two business days prior to each payment date, for all of the released shares that make up the capital stock on each payment date. The dividend will be paid in four equal installments in USD. The first installment will be paid starting on June 18, 2024 for coupon 151; the second installment will be paid starting on September 17, 2024 for coupon 152; the third installment will be paid starting on December 11, 2024 for coupon 153; and the fourth and last installment will be paid starting on March 11, 2025 for coupon 154.

b) Mr. Rogelio Zambrano Lozano, Mr. Fernando Ángel González Olivieri, Mr. José Antonio González Flores, Mr. Roger Saldaña Madero, and Mr. René Delgadillo Galván are authorized for any of them to present the notices and make the publications required for the declaration and payment of the approved dividend, as well as to determine and update the exchange rate that is applicable for each dividend installment

In relation to the Third Item on the Agenda, by majority vote in favor and with the opposing vote of 14’835,246 (fourteen million, eight hundred thirty-five thousand, two hundred forty-six) shares which represent approximately 0.34% (zero point thirty-four percent) of the votes present, the following Resolution was adopted:

THIRD: The following is approved:

a)

To set the amount of USD $500,000,000.00 (five hundred million U.S. dollars 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources that during fiscal year 2024, and until the next ordinary general shareholder’s meeting is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and

b)

Authorize the Company’s Board of Directors to i) determine the bases on which the acquisition and placement, as may be the case, of said shares shall be instructed; ii) designate the persons that shall make the decisions to acquire or place any such shares or securities; and iii) appoint those responsible for carrying out the transactions and giving the corresponding notices to the authorities. The Board of Directors and/or attorneys-in-fact or delegates appointed at the time, or the persons responsible for such transactions, shall determine in each case, whether the purchase shall be carried out with a charge to stockholders’ equity as long as the shares belong to the Company, or charged to the capital stock, in case it is resolved to convert them into unsubscribed shares to be kept in treasury.

In relation to the Fourth Item on the Agenda, by majority vote in favor and with the opposing vote of 3,503’193,153 (three billion, five hundred three million, one hundred ninety-three thousand, one hundred fifty-three) shares which represent approximately 8.18% (eight point eighteen percent) of the votes present, the following Resolution was adopted:

FOURTH: The following is approved:

a)

The extension until December 31, 2028 of the restricted stock incentive plan (“RSIP”) for eligible employees, officers and management of Cemex, S.A.B. de C.V. and its subsidiaries, so that the rights derived from it can be granted or assigned within this new period; and

b)

Authorize the Board of Directors to determine the terms and conditions which have not been decided by the Shareholders Meeting, as well as the terms and conditions which are to be fulfilled in order to have a right to acquire the shares and the persons who will participate in the RSIP, which may delegate those operational and formal modifications to the CEO; and

c)

The 1,322’164,245 (one billion, three hundred twenty-two million, one hundred sixty-four thousand, two hundred forty-five) shares that are currently in treasury to be subscribed and paid pursuant to the terms and conditions of the RSIP, will continue to be destined to guarantee compliance with the purposes of the RSIP.

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

FIFTH: The following are designated on an individual basis as members of Cemex, S.A.B. de C.V.’s Board of Directors:

Board Member	Type of Board Member	Votes Against
ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Executive of the Company)	458’777,345 (four hundred fifty-eight million, seven hundred seventy-seven thousand, three hundred forty-five) which represent approximately 1.07% (one point zero seven per cent) of the votes present.

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Executive of the Company)	446’655,108 (four hundred forty-six million, six hundred fifty-five thousand, one hundred eight) which represent approximately 1.04% (one point zero four per cent) of the votes present.

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of the Chairman of the Board of Directors)	212’424,927 (two hundred twelve million, four hundred twenty-four thousand, nine hundred twenty-seven) which represent approximately 0.49% (zero point forty-nine per cent) of the votes present.

ARMANDO J. GARCÍA SEGOVIA	Independent Director	471’523,233 (four hundred seventy-one million, five hundred twenty-three thousand, two hundred thirty-three) which represent approximately 1.10% (one point ten per cent) of the votes present.

RODOLFO GARCÍA MURIEL	Independent Director	1,076’864,665 (one billion, seventy-six million, eight hundred sixty-four thousand, six hundred sixty-five) which represent approximately 2.51% (two point fifty-one per cent) of the votes present.

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director	897’452,621 (eight hundred ninety-seven million, four hundred fifty-two thousand, six hundred twenty-one) which represent approximately 2.09% (two point zero nine per cent) of the votes present.

ARMANDO GARZA SADA	Independent Director	4,382’127,385 (four billion, three hundred eighty-two million, one hundred twenty-seven thousand, three hundred eighty-five) which represent approximately 10.23% (ten point twenty-three per cent) of the votes present.

DAVID MARTÍNEZ GUZMÁN	Independent Director	265’981,165 (two hundred sixty-five million, nine hundred eighty-one thousand, one hundred sixty-five) which represent approximately 0.62% (zero point sixty-two per cent) of the votes present.

EVERARDO ELIZONDO ALMAGUER	Independent Director	431’981,833 (four hundred thirty-one million, nine hundred eighty-one thousand, eight hundred thirty-three) which represent approximately 1.00% (one point zero per cent) of the votes present.

RAMIRO GERARDO VILLARREAL MORALES	Independent Director	425’163,663 (four hundred twenty-five million, one hundred sixty-three thousand, six hundred sixty-three) which represent approximately 0.99% (zero point ninety-nine per cent) of the votes present.

GABRIEL JARAMILLO SANINT	Independent Director	279’847,501 (two hundred seventy-nine million, eight hundred forty-seven thousand, five hundred one) which represent approximately 0.65% (zero point sixty-five per cent) of the votes present.

ISABEL MARÍA AGUILERA NAVARRO c	Independent Director	454’240,793 (four hundred fifty-four million, two hundred forty thousand, seven hundred ninety-three) which represent approximately 1.06% (one point zero six per cent) of the votes present.

MARÍA DE LOURDES MELGAR PALACIOS c	Independent Director	169’524,879 (one hundred sixty-nine million, five hundred twenty-four thousand, eight hundred seventy-nine) which represent approximately 0.39% (zero point thirty-nine per cent) of the votes present.

Based on the aforementioned criteria and the information provided by each such person, it was determined that no director designated as independent meets any of the conditions set forth in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

It was approved that the Directors are exempt from granting surety.

SIXTH: The appointment on an individual basis of each of the following persons, as Chairman, Secretary and Alternate Secretary of Cemex, S.A.B. de C.V.’s Board of Directors is approved, respectively, the latter two without being Directors:

	Position	Votes Against
ROGELIO ZAMBRANO LOZANO	Chairman	458’777,345 (four hundred fifty-eight million, seven hundred seventy-seven thousand, three hundred forty-five) which represent approximately 1.07% (one point zero seven per cent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	8’393,370 (eight million, three hundred ninety-three thousand, three hundred seventy) which represent approximately 0.01% (zero point zero one per cent) of the votes present.

RENÉ DELGADILLO GALVÁN	Alternate Secretary	3’046,720 (three million, forty-six thousand, seven hundred twenty) which represent approximately 0.00% (zero point zero per cent) of the votes present.

In relation to the Sixth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

SEVENTH: The appointment on an individual basis of each of the following persons as members of the Audit Committee of Cemex’s Board of Directors is approved:

Board Member	Votes Against
EVERARDO ELIZONDO ALMAGUER	486’260,834 (four hundred eighty-six million, two hundred sixty thousand, eight hundred thirty-four) which represent approximately 1.13% (one point thirteen per cent) of the votes present.

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	961’111,932 (nine hundred sixty-one million, one hundred eleven thousand, nine hundred thirty-two) which represent approximately 2.24% (two point twenty-four per cent) of the votes present.

GABRIEL JARAMILLO SANINT	352’305,071 (three hundred fifty-two million, three hundred five thousand, seventy-one) which represent approximately 0.83% (zero point eighty-three per cent) of the votes present.

EIGHT: The appointment on an individual basis of each of the following persons as President, Secretary and Alternate Secretary of the Audit Committee of Cemex’s Board of Directors is approved, respectively, the latter two without being members of such Committee:

	Position	Votes Against
EVERARDO ELIZONDO ALMAGUER	President	486’260,834 (four hundred eighty-six million, two hundred sixty thousand, eight hundred thirty-four) which represent approximately 1.13% (one point thirteen per cent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	253’731,037 (two hundred fifty-three million, seven hundred thirty-one thousand, thirty-seven) which represent approximately 0.59% (zero point fifty-nine per cent) of the votes present.

RENÉ DELGADILLO GALVÁN	Alternate Secretary	253’731,037 (two hundred fifty-three million, seven hundred thirty-one thousand, thirty-seven) which represent approximately 0.59% (zero point fifty-nine per cent) of the votes present.

In relation to the Seventh Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

NINTH: The appointment on an individual basis of each of the following persons as members of the Corporate Practices and Finance Committee of Cemex’s Board of Directors is approved:

Board Member	Votes Against
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	469’125,754 (four hundred sixty-nine million, one hundred twenty-five thousand, seven hundred fifty-four) which represent approximately 1.11% (one point eleven per cent) of the votes present.

RODOLFO GARCÍA MURIEL	415’486,336 (four hundred fifteen million, four hundred eighty-six thousand, three hundred thirty-six) which represent approximately 0.97% (zero point ninety-seven per cent) of the votes present.

RAMIRO GERARDO VILLARREAL MORALES	309’886,115 (three hundred nine million, eight hundred eighty-six thousand, one hundred fifteen) which represent approximately 0.72% (zero point seventy-two per cent) of the votes present.

TENTH: The appointment on an individual basis of each of the following persons as President, Secretary and Alternate Secretary of the Corporate Practices and Finance Committee of Cemex’s Board of Directors is approved, respectively, the latter two without being members of such Committee:

	Position	Votes Against
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	President	469’125,754 (four hundred sixty-nine million, one hundred twenty-five thousand, seven hundred fifty-four) which represent approximately 1.11% (one point eleven per cent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	253’249,770 (two hundred fifty-three million, two hundred forty-nine thousand, seven hundred seventy) which represent approximately 0.59% (zero point fifty-nine per cent) of the votes present.

RENÉ DELGADILLO GALVÁN	Alternate Secretary	253’249,770 (two hundred fifty-three million, two hundred forty-nine thousand, seven hundred seventy) which represent approximately 0.59% (zero point fifty-nine per cent) of the votes present.

In relation to the Eighth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Resolutions were adopted:

ELEVENTH: The appointment on an individual basis of each of the following persons as members of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors is approved:

Board Member	Votes Against
ARMANDO J. GARCÍA SEGOVIA	376’988,293 (three hundred seventy-six million, nine hundred eighty-eight thousand, two hundred ninety-three) which represent approximately 0.88% (zero point eighty-eight per cent) of the votes present.

MARCELO ZAMBRANO LOZANO	302’358,952 (three hundred two million, three hundred fifty-eight thousand, nine hundred fifty-two) which represent approximately 0.70% (zero point seventy per cent) of the votes present.

ISABEL MARÍA AGUILERA NAVARRO	350’356,578 (three hundred fifty million, three hundred fifty-six thousand, five hundred seventy-eight) which represent approximately 0.81% (zero point eighty-one per cent) of the votes present.

MARÍA DE LOURDES MELGAR PALACIOS	319’417,004 (three hundred nineteen million, four hundred seventeen thousand, four) which represent approximately 0.74% (zero point seventy-four per cent) of the votes present.

TWELFTH: The appointment on an individual basis of each of the following persons as President, Secretary and Alternate Secretary of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors is approved, respectively, the latter two without being members of such Committee:

	Position	Votes Against
ARMANDO J. GARCÍA SEGOVIA	President	376’988,293 (three hundred seventy-six million, nine hundred eighty-eight thousand, two hundred ninety-three) which represent approximately 0.88% (zero point eighty-eight per cent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	253’249,770 (two hundred fifty-three million, two hundred forty-nine thousand, seven hundred seventy) which represent approximately 0.59% (zero point fifty-nine per cent) of the votes present.

RENÉ DELGADILLO GALVÁN	Alternate Secretary	253’249,770 (two hundred fifty-three million, two hundred forty-nine thousand, seven hundred seventy) which represent approximately 0.59% (zero point fifty-nine per cent) of the votes present.

In relation to the Ninth Item on the Agenda, by majority vote in favor and with the opposing vote of 280’685,804 (two hundred eighty million, six hundred eighty-five thousand, eight hundred four) shares which represent approximately 0.65% (zero point sixty-five percent) of the votes present, the following Resolution was adopted:

THIRTEENTH: Considering that the accumulated inflation in Mexico was 4.66% (four point sixty-six percent), it is approved that the compensation to be paid for attending the meetings of the Board of Directors and the Committees of the Board of Directors of Cemex for the period 2024-2025 shall be increased by a similar percentage, to be, in a gross amount and before taxes, equal to MXN $543,500.00 (five hundred forty-three thousand Mexican pesos 00/100) for each of the Directors per Board meeting attended, and equal to MXN $131,000.00 (one hundred thirty-one thousand Mexican pesos 00/100) for each of the members of the Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity Committees of the Board of Directors per Committee meeting attended. The members of the committees created by the Board of Directors will receive at most the same compensation as the members of the Audit, Corporate Practices and Finance and Sustainability, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity Committees of the Board of Directors.

In relation to the Tenth Item on the Agenda, by majority vote in favor and with the opposing vote of 253’249,770 (two hundred fifty-three million, two hundred forty-nine thousand, seven hundred seventy) shares which represent approximately 0.59% (zero point fifty-nine percent) of the votes present, the following Resolution was adopted:

FOURTEENTH: MR. ROGELIO ZAMBRANO LOZANO, MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI, MR. ROGER SALDAÑA MADERO, and MR. RENÉ DELGADILLO GALVÁN are appointed to appear, jointly or separately, before a Notary Public of their choice to record the minutes of this Shareholder’s Meeting, to formalize and execute the Resolutions adopted, and to process their registration in the corresponding Public Registry of Commerce, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V. (Registrant)

Date: March 25, 2024	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller